Mail Stop 3651

      December 20, 2005


Via U.S. Mail

Edmund Taylor
Credit Suisse First Boston Mortgage Securities Corp.
11 Madison Avenue
New York, New York 10010

Re:  	Credit Suisse First Boston Mortgage Securities Corp.
	Registration Statement on Form S-3
Filed November 23, 2005
	File No. 333-129918

Dear Mr. Taylor:

      We have limited our review of your filing for compliance with
Regulation AB. Please further note that our limited review only covers the issues that we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General
Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.


2. While we note the bracketed disclosure you have provided on page
S-58 in the context of risk factors, please add a separately captioned section to disclose the affiliations and certain relationships and related transactions of the transaction parties as provided in Item 1119 of Regulation AB.

3. As a follow-up to the comment above, while we note the bracketed disclosure you have provided on page S-55, please include a separately captioned section to disclose any legal proceedings pending against the sponsor, seller, servicer, depositor, trustees, issuing entity or other transaction parties that would be material to investors, if applicable. Refer to Item 1117 of Regulation AB.

4. We note that your base prospectus indicates that the trusts may include mortgage-backed securities. However, the prospectus supplement you have provided does not contemplate an offering of securities backed by a pool of other securities. Rather, it appears to contemplate the securitization of mortgages. Please refer to
Section III.A.3(b) of SEC Release No. 33-8518 and tell us why you have not provided us with a form of prospectus supplement that outlines the format of deal-specific information regarding any offerings of securities backed by pools of the securities to which you refer in the base prospectus. In this regard, we note that appropriate information regarding the transaction parties, deal structure and asset pool does not appear to have been provided.

Prospectus Supplement

Cover

5. We note your reference on the cover page to the use of subordination as a form of credit enhancement. However, there does not appear to be a corresponding discussion of the terms of such subordination in the prospectus supplement. Please revise accordingly or advise.


6. When referring to transaction parties, please use the terminology set out in Regulation AB. Please refer to Item 1101(f) of Regulation
AB for the definition of issuing entity. In this regard, please revise your cover page, including the second to last sentence of the first paragraph, to refer to the issuing entity. Refer to Item 1102(d) of Regulation AB.

7. Please highlight the cross- reference to the risk factors section by prominent type or in another manner. Please refer to Item
501(b)
of Regulation S-K and Item 1102 of Regulation AB.

Dealer Prospectus Delivery Obligation, page S-4

8. Please move the dealer prospectus delivery obligation disclosure to the outside back cover of the prospectus. See Item 502(b) of Regulation S-K.


Summary of Prospectus Supplement, page S-6

9. The summary section should be just that, a summary. Please revise this section to provide brief and concise information in the summary and to include cross-references, as appropriate, to the detailed discussion in the document. Please refer to Item 503(a) of Regulation S-K and Item 1103(a) of Regulation AB.

10. We encourage you to provide a graphic illustration(s) of the relationships among the parties to the transaction and the structure of the securities offered, such as the flow of funds and payment priorities and allocations, including any subordination features, as this would assist an investor`s understanding of the transaction. Refer to Item 1103(a) of Regulation AB.

Description of the Sponsor[s] [and Originator/Other Mortgage Loan
Sellers], page S-60

11. We note that, if deemed material, "certain static pool information" will be made available by the depositor on its website.
Please revise this bracketed language to confirm that you will provide all information required by Item 1105 of Regulation AB.

Column`s Underwriting Standards, page S-61

12. Please expand this disclosure to provide all of the information required by Item 1111(a) of Regulation AB. In this regard, while we note that Column`s underwriting standards are general and that there is no assurance that every loan will comply in all respects with the guidelines, the extent to which the underwriting standards and criteria may be overridden is unclear. Additionally, you should expand your disclosure here or elsewhere in the prospectus supplement to clearly address the method and criteria by which the pool assets were selected for the transaction.

The Pooling and Servicing Agreement, page S-107

13. While we note the disclosure you have provided in this section, please revise to provide all of the information called for by Item 1108 of Regulation AB or advise. For example, it does not appear that you have provided all of the information called for by Item 1108(d) regarding back-up servicers. Additionally, to the extent material, you should provide statistical information regarding servicer advances on the pool assets and the servicer`s overall servicing portfolio for the last three years, as well as any material effect on the potential cash flows from assets that may result from the servicer`s ability to waive or modify terms or payments on the assets. Finally, provide disclosure responsive to Item 1108(c)(7) regarding the custodial duties related to the assets.

14. We note your disclosure on page S-108 indicating that neither you
nor the underwriters makes any representation or warranty as to the
accuracy or completeness of certain servicing information.  We also
note similar disclosure on pages S-101 and S-109. A disclaimer of liability for material information provided by the issuer or underwriters or any of their affiliates is not appropriate.
Please
remove the disclaimer here and remove any other similar
disclaimers
in the prospectus.
15. We note the table fees and expenses that you have provided on page S-107. However, it appears that you should expand this table to provide all of the information required by Item 1113(c) of
Regulation
AB.  In this regard, we note that the table refers only to per annum
fees, while your disclosure in other sections of the document refer
to additional servicing compensation in the form of borrower-paid
fees.   Please revise accordingly.

Rating, page S-142

16. Describe any arrangements to have the ratings monitored while the securities are outstanding. Refer to Item 1120 of Regulation AB.

Base Prospectus

Summary of Prospectus, page 4

17. While we note that foreign mortgage loans will not represent more than 10% of a related mortgage asset pool, please confirm that, if applicable, you will describe any pertinent factors related to the foreign jurisdiction that could materially affect payments on, the performance of, or other matters relating to, the assets in the pool and the asset-backed securities.

Use of Proceeds, page 33

18. We note your statement that the net proceeds to be received from the sale of the offered certificates will be applied towards the purchase of the related pool assets "[u]nless otherwise specified in the related prospectus supplement" and note that you have included similar statements throughout the base prospectus. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Also, please note that Securities Act Rule 409 requires that the registration statement be complete at the time of effectiveness except for information that is not known or reasonably available. Please revise the base prospectus to describe the assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

Description of the Certificates

Payments on the Certificates, page 63

19. We note from page 65 that you will specify in the related prospectus supplement the pass-through rate for each class of interest-bearing certificates offered or, in the case of floating, adjustable or variable pass-through rates, the method for determining such rate. Please expand your disclosure in the base prospectus to identify the indices on which the floating or adjustable mortgage rates may be based. Additionally, please note that the only indices permitted under the definition of an asset-backed security are indices similar to those involved in an interest rate swap or a currency swap. Refer to Section III.A.2. of SEC Release 33-8518.

Description of the Governing Documents

Evidence as to Compliance, page 81

20. While we note the disclosure you have provided in this section regarding the delivery of reports prepared in accordance with Item 1122(d) of Regulation AB, the corresponding disclosure on page S-132 does not appear to comply with Item 1122 of Regulation AB. Please revise accordingly or advise.
Description of Credit Support, page 82

Credit Derivatives, page 83

21. We note your disclosure on page 83 indicating that you may use credit derivatives, including credit default swaps. As this disclosure seems to indicate that your credit support will not be limited to interest rate or currency swaps, please delete your disclosure relating to credit derivatives in this section and throughout this document or advise us how the anticipated swaps would meet the definition of an asset backed security. Please refer to
Section III.A.2.a of SEC Release No. 33-8518 and to Item 1115 of Regulation AB for a description of permissible derivative products.

Exhibits

22. We note your disclosure on page S-59 regarding agreements that will be filed on Form 8-K after the closing date. However, you should file the finalized agreements at the time of each takedown. Refer to 1100(f) of Regulation AB and revise or advise as necessary.


Closing

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company
requests
acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Direct any questions to Hanna Teshome at (202) 551-3315, or in her absence, to me at (202) 551-3454.


								Sincerely,



						                        Sara D.
Kalin
												Branch
Chief-Legal



cc:	via facsimile
	Pat T. Quinn, Esq.
	Cadwalader, Wickersham & Taft
	(212) 504-6666



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Credit Suisse First Boston Mortgage Securities Corp. (333-129918)
December 20, 2005
Page 1